Exhibit 12.1

AbbVie Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in millions, except for ratio)	2014	2013	2012	2011	2010

Determination of earnings:
Earnings before income tax	$2,369	$5,332	$5,725	$3,668	$4,836
Add (deduct):
Capitalized interest, net of amortization	—	3	—	—	—
Fixed charges	476	343	142	28	27
Total earnings as defined	$2,845	$5,678	$5,867	$3,696	$4,863

Fixed charges:
Interest expense	$429	$299	$104	$—	$—
Capitalized interest	11	8	—	—	—
Rent expense(a)	36	36	38	28	27
Total fixed charges	$476	$343	$142	$28	$27

Ratio of earnings to fixed charges	6.0	16.6	41.3	132.0	180.1

(a) AbbVie considers one-third of rent expense to be a reasonable approximation of the interest factor in its leases.